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                              December 12, 2022

       Ramzi Haidamus
       Chief Executive Officer
       PepperLime Health Acquisition Corp
       548 Market Street, Suite 97425
       San Francisco, CA 94104

                                                        Re: PepperLime Health
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 17,
2022
                                                            File No. 001-40915

       Dear Ramzi Haidamus:

               We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the fiscal year ended December 31, 2021

       Note 7. Redeemable Class A Ordinary Shares and Shareholders' Deficit, page F-15

   1. We note you have classified the 8,100,000 private placements warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for these warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40. Your response should
address, but not be limited to, your disclosure that "[i]f the Private
                                                        Placement Warrants are
held by someone other than the Initial Shareholders or their permitted transferees,
the Private Placement Warrants will be redeemable by the Company and exercisable by such
holders on the same basis as the Public Warrants."
 Ramzi Haidamus
PepperLime Health Acquisition Corp
December 12, 2022
Page 2
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameRamzi Haidamus                               Sincerely,
Comapany NamePepperLime Health Acquisition Corp
                                                               Division of
Corporation Finance
December 12, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName